July 10, 2024

Khar Heng Choo
Chief Executive Officer
Knorex Ltd.
21 Merchant Road
#04-01
Singapore 058267

       Re: Knorex Ltd.
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted June 20, 2024
           CIK No. 0001982960
Dear Khar Heng Choo:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
January 17, 2024 letter.

Draft Registration Statement on Form F-1
Risk Factors
Our success depends on acquiring new customers..., page 13

1. We note your response to prior comment 3 and that three customers accounted for approximately 40.1%, 20.0% and 14.6%, respectively, of your total revenues for the year ended December 31, 2023. Please file your agreements with these customers as exhibits to the registration statement or tell us why it is not required. Refer to
Item 601(b)(10) of
       Regulation S-K.
 July 10, 2024
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Operating Data, page 48

2. It appears that your number of customers has decreased approximately 36% from 2022 to
       2023. Please tell us whether management monitors customer and/or revenue retention rates when assessing the performance, and if so, what consideration was given in quantifying and discussing such metrics. Refer to SEC Release No.
33-10751.
Liquidity and Capital Resources, page 50

3. It appears that your days sales outstanding (DSO) for fiscal years 2023 and 2022 were approximately 72 and 70 days. Please revise to disclose your DSO and explain why it has significantly exceeded your typical payment terms of 30 days.
Business
Our Customers, page 58

4. We note that your total number of customers has decreased every year since 2021. Please disclose the reason for such decrease and to the extent you anticipate this trend continuing, discuss the impact it may have on your long-term success. Consolidated Financial Statements of Knorex Ltd
Consolidated Balance Sheets, page F-3

5. We note your response to prior comment 12. Please revise your financial statements throughout, including the balance sheet and all relevant footnotes, to retrospectively adjust and give effect to the full reorganization, which appears to include the change in your authorized share capital from 5,000,000 to 100,000,000 ordinary shares. Refer to
       SAB Topic 4.C.

       Please contact Chen Chen at 202-551-7351 or Chris Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact
Matthew Crispino at 202-551-3456 or Larry Spirgel at 202-551-3815 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology